December 3, 2001



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  	Withdrawal of Form U-1 in File 70-9999
			--------------------------------------

Ladies and Gentleman,

	I write to request that you withdraw the filing on Form U-1, File No. 70-9999, made by National Grid USA on November 14, 2001. That filing was filed inadvertently in the name of National Grid USA, and should have been filed by National Grid Group plc, National Grid USA's ultimate parent company. The filing has already been resubmitted on November 29, 2001, by National Grid Group plc.

	If you have any questions concerning this letter, please contact me at (508) 389 - 2972.

								Sincerely,

								s/Kirk L. Ramsauer

								Kirk L. Ramsauer
								Deputy General Counsel


cc:  	Chris Chow, Esquire
		Tom Reems, Esquire